PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

16,235,640 shares issued and outstanding **82-4025**

2006 OCT 16 P 3:43

SUPPL

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017437

September 6, 2006

GLOBEX RECEIVES PAYMENTS WHILE EXPLORATION CONTINUES

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce that it has received a cash option payment of $ 500,000 from First Metals Inc. pursuant to the Fabie Bay – Magusi River purchase agreement as well as $ 100,000 and 1,000,000 shares from Plato Gold Corp. under the Nordeau gold option.

Also of note is the fact that on September 1st, First Metals Inc. was listed on the Toronto Stock Exchange under the symbol FMA with its shares trading in the $ 1.00 range. Under the agreement with First Metals Inc., at commercial production, Globex is to receive shares equal to 10% of the issued and outstanding common shares of First Metals Inc. As of today's date this means that Globex stands to receive at least 3,083,555 shares with a market value at today's share price of over $3,000,000.

These two transactions are resulting in significant exploration expenditures on two advanced Globex properties as well as possible near term production at the Fabie Bay copper-silver mine property.

The receipt of funds and shares is in line with Globex's policy of maximizing revenue from our assets and minimizing share dilution by having significant expenditures undertaken by others.

Under an unrelated option agreement, Diadem Resources Ltd. is drilling on Globex's 50% owned Duquesne West property with initial holes targeted at the Liz Gold Zone where wide gold intersections such as the following were previously intersected and reported by Globex Mining Enterprises Inc., Kinross Gold Corp. and Queenston Mining Inc. on November 4, 2003, December 17, 2002, December 9, 2002 and June 9, 1997.

- **Hole DQ-02-02 6.86 g/t Au over 11.15 m.**
- **Hole DQ-02-10 5.48 g/t Au over 11.40 m.**
- **Hole DQ-97-79 5.63 g/t Au over 5.80 m. (incl. 7.20g/t Au over 4.3 m.)**
- **Hole DQ-03-15 4.24 g/t Au over 8.00 m. (incl. 6.09g/t Au over 4.5 m.)**
- **Hole DQ-03-16 4.53 g/t Au over 13.60 m. (incl. 6.06g/t Au over 9.1 m.)**

PROCESSED OCT 19 2006 THOMSON FINANCIAL

Results from this drill campaign will be reported as they become available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

dlw 10/17

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

GLOBEX

Noront Resources Ltd.

82-4025

POSITIVE GOLD RESULTS IN GLOBEX-NORONT, HUNTERS POINT, GOLD-URANIUM PROJECT AREA

Rouyn-Noranda, Canada, September 18, 2006 … GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and Noront Resources Ltd. (NOT-V) wish to inform shareholders of recent developments in the area of the Globex-Noront, Hunters Point gold-uranium exploration project.

To recap, Globex and Noront under an option from Globex to Noront are the largest mineral rights holders on the Hunters Point syncline, a large basinal structure defined by among other things a uranium and gold bearing quartzite horizon which outlines the structure and has produced grab samples on Globex's property assaying up to **7.7% U_3O_8 and 38 g/t Au** (see press release dated June 26, 2006).

Aurizon Mines Ltd. (ARZ-TSX) is the other large land holder in the area and has just released (Sept. 12, 2006) very positive gold exploration results from work on their adjoining property. "Gold results at Kipawa have exceeded all expectations" stated Aurizon's principal exploration geologist.

Using till sampling, Aurizon has succeeded in outlining at least 4 gold till trains with individual gold values of up to 7.2 grams per tonne gold in heavy mineral concentrates. In total 19% of the till samples collected were anomalous in gold with values of over 0.1 g/t Au (see map attached).

These positive results auger well for exploration soon to be undertaken by Noront on Globex's claims and show that gold is likely more widely occurring in the area than previously thought. Noront is currently planning, as an initial phase, to fly a combined magnetic, electromagnetic and radiometric survey over Globex's large claim holdings of approximately 14,200 hectares.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

NORONT RESOURCES LTD.
Richard Nemis, President & CEO
Tel.: (416) 864-1456
Fax: (416) 367-5444
Email: info@rontresources.com
Website: www.norontresources.com


678000E
688000E
698000E
5200000N
5190000N
Hunters Point
Uranium-Gold
Hunters Point Synclinal Basin
Thorium
7.2g/t
1.3g/t
2.0g/t
1.1g/t
1.9g/t
5.3g/t
Uranium
Rare Earths
Uranium
Uranium-Silver
Uranium-Gold
30Km
5 Km
Globex & Noront claims and designated areas
Possible Direction of Source of Gold Dispersion Train
Sept. 18, 2006
Previously identified mineral occurence
Aurizon claims and designated areas
Isolated mag anomaly
Quartzite unit (approx.)
NW structure
Glacial dispersion train
Gold in heavy minerals concentrate from till
>0.1 gold grams per tonne
<0.1 gold grams per tonne
ONTARIO
QUEBEC
Val-d'Or
Elliot Lake
Hunters Point
Grenville front
Globex Mining Enterprises Inc.
Noront Resources Ltd.
Hunters Point Project
Map based on Aurizon Mines Ltd map, sept. 12, 2006

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,357,050 shares issued and outstanding

82-4025

September 26, 2006

METALLURGICAL DRILL HOLES RETURN UP TO 2.9% COPPER OVER 28.8 METERS

Rouyn-Noranda, Quebec. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to provide shareholders with information regarding drilling at Globex's Magusi River and Fabie Bay massive sulphide deposits in Hebecourt Township, Quebec.

To recap, First Metals Inc. (FMA-TSX) optioned the Magusi River copper-zinc-silver-gold deposits from Globex for $1.0 million (to date $750,000 has been received), 10 % of the issued capital of FMA upon commercial production, a 2 % Net Metal Royalty and a 10 % Net Profit Royalty.

First Metals has completed three drill holes for metallurgical purposes within the Fabie Bay copper-silver deposit. The three holes, described in the First Metals Inc. press release of September 25, 2006 returned the following intersections:

Hole #	Dip	From (m)	To (m)	Intersection Width (m)	Cu %
FMI-06-02	-45°	122 m	134 m	11.6 m	1.5 %
FMI-06-03	-45°	122 m	133 m	11.0 m	2.8 %
FMI-06-04	-58°	120 m	145 m	28.8 m	2.9 %

The drill data will be used to upgrade the recent NI 43-101 resource calculation on the Fabie Bay deposit and provide new core samples for rock mechanics and metallurgical test work.

Globex is pleased with the drill results and the progress made to date on the property.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

16,357,050 shares issued and outstanding **82-4025**

September 28, 2006

UNDERGROUND DEVELOPMENT AT GLOBEX'S FABIE BAY COPPER-SILVER DEPOSIT AND OTHER NEWS

Rouyn-Noranda, Quebec. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that **FIRST METALS INC. (FMA-TSX),** the company developing Globex's Fabie Bay and Magusi River massive sulphide deposits (see press release dated April 27, 2006) has received permission from the Quebec Ministry of Natural Resources to extract a 50,000 ton underground bulk sample from the Fabie Bay copper-silver deposit.

The permit to extract the bulk sample is a critical step in the development of the Fabie Bay deposit toward commercial production.

Globex is pleased with the pace of work on the property and looks forward to the rapid development of an operating mine at the site which will generate a royalty revenue stream for Globex as per our corporate model of Globex as an exploration, option and royalty company.

On Globex's Duquesne West Gold Property, **DIADEM RESOURCES LTD. (DRL-TSX•V)** has reported initial results from their first drill hole through the Liz gold zone. Hole DQ-06-1 returned 4.16 g/tonne Au over 10.3 meters (0.12 oz/T Au over 33.8 ft.). Assays are pending from the remainder of hole DQ-06-1 and holes DQ 06-2 and 3. (see Diadem Press Release September 26, 2006).

PLATO GOLD CORP. (PGC-TSX•V) has announced its intention to raise CAD $600,000 to drill Globex's Nordeau East and West gold zones (see Plato Press Release September 27, 2006) and that they have completed and submitted a NI 43-101 report on the property to regulators. (See Plato Press Release September 19, 2006).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Globex Mining Enterprises Inc.
"At Home in North America"
16,357,050 shares issued and outstanding 82-4025

GLOBEX

October 3, 2006

GLOBEX ARRANGES ADDITIONAL PRIVATE PLACEMENT

Rouyn-Noranda, Quebec. GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce that pursuant to a previous agreement with MTAX 2006 Mineral Partnership, (see press release August 14, 2006) Globex has agreed to sell to MTAX 2006 Mineral Partnership an additional **50,000 flow-through shares at a price of $5.00 per share.**

The funds have been earmarked principally for exploration on Globex's Quebec properties. Globex will receive an additional 42% in the form of cash rebates under Quebec's plan to promote exploration for a total of $355,000 or a deemed value of $7.10 per Globex share.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Globex Mining Enterprises Inc.

"At Home in North America"

15,920,640 shares issued and outstanding

August 14, 2006

GLOBEX ARRANGES PRIVATE PLACEMENT

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce that pursuant to an agreement with MTAX 2006 Mineral Partnership dated August 9, 2006, Globex has agreed to sell to MTAX 2006 Mineral Partnership 114,000 flow-through shares at a price of $3.55 per share, based on the average closing price plus a 10% premium for the previous 10 days on the Toronto Stock Exchange, for a total of $404,700.

The funds have been earmarked for Globex's Quebec properties, Globex will receive an additional 42% in the form of cash rebates under Quebec's plan to promote exploration for a total of $574,674 or a deemed value of $5.04 per Globex share.

Money from this private placement will fund drilling on the Wood-Pandora property where Globex and Queenston Mining Inc. have announced significant gold intersections, as well as exploration on other projects.

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are significant mineralized zones or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one large uranium-gold project; one uranium-fluorite zone and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option or development, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

GLOBEX

QUEENSTON Mining Inc

GLOBEX - QUEENSTON CONTINUE TO INTERCEPT SIGNIFICANT GOLD VALUES AT WOOD-PANDORA

Rouyn-Noranda, Canada, August 21, 2006 ... GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Frankfurt, Stuttgart, Berlin) are pleased to announce drilling results from an additional four holes completed on the "New Gold Discovery" (henceforth referred to as "the IRONWOOD Zone") at the Wood-Pandora (50%-50%) joint venture property, located in Cadillac Township, Quebec.

Three of four holes intersected gold mineralization.

The highlight of the recent drilling is hole W06-35 which cut two intervals assaying:

- **7.51 g/t Au (0.22 oz/ton) over a core length of 8.00 m (26.25 ft)**
  and
  28.55 g/t Au (0.83 oz/ton) over a core length of 10.05 m (32.97 ft)

The drilling continues to intersect significant gold values and further expands the IRONWOOD Zone previously announced in press releases dated March 6, June 8 and July 19, 2006 available on the Company's websites.

Table of Assay Results

Hole #	Dip (°)	Az (°)	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)
W06-33	-64	0°N	207.70	210.25	2.55	1.65	3.50
W06-34	-64.5	0°N	Drilled outside the mineralized corridor				
W06-35	-61	0°N	204.20	212.20	8.00	5.64	7.51
	including		208.50	211.00	2.55	1.88	20.82
			223.75	233.80	10.05	7.11	28.55
	including		223.75	224.30	0.55	0.39	11.67
	and		224.30	225.00	0.70	0.49	20.74
	and		225.00	226.00	1.00	0.71	12.44
	and		226.00	227.00	1.00	0.71	18.32
	and		227.00	228.00	1.00	0.71	35.20
	and		228.00	228.85	0.85	0.60	48.15
	and		228.85	229.85	1.00	0.71	2.16
	and		229.85	231.00	1.15	0.81	37.42
	and		231.00	232.00	1.00	0.71	43.80
	and		232.00	233.00	1.00	0.71	65.89
	and		233.00	233.80	0.80	0.57	5.32
W06-36	-65	0°N	270.80	271.80	1.00	0.64	19.10

Hole W06-33 was drilled in order to cut the IRONWOOD Zone 25 m below hole W06-32 which intersected **27.21 g/t Au over a core length of 5.20 m** (3.42 m estimated true width). Here the zone was weakly mineralized returning an assay interval of 3.5 g/t Au over a core length of 2.55 m (1.65 m estimated true width).

Hole W06-34 was drilled west of hole W06-26 which intersected 8.94 g/t Au over a core length of 28.10 m (19.1 m estimated true width). This hole ended beyond the mineralized corridor reporting no significant gold values.

Hole W06-35 was planned to undercut W06-26 and deflected off its intended path. The hole flattened and passed in the vicinity of the IRONWOOD Zone intersection reported in hole W06-26 (8.94 g/t Au over a core length of 28.10 m). The zone in hole W06-35 intersected two significant intervals, **7.51 g/t Au over a core length of 8.0 m** (5.64 m estimated true width) and **28.55 g/t Au over a core length of 10.01 m** (7.11 m estimated true width). Including the intervening low grade material the combined intersection in hole W06-35 averaged **11.74 g/t Au over a core length of 29.6 m** (20.92 m estimated true width) and represents a 30% increase in grade over W06-26. The even distribution of the high grade gold mineralization in W06-35 is highlighted in the table of assay results.

Hole W06-36 intersected the zone approximately 50 m below holes W06-26 and W06-35 returning a 1.0 m long assay interval grading **19.10 g/t Au** over an estimated true width of 0.63 m.

The joint venture is presently completing geophysics and compiling technical information in order to plan the next phase of drilling scheduled in September. The joint venture continues to be encouraged with the early stage exploration results from this new gold discovery in the Cadillac gold camp.

The Wood-Pandora drilling program is supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed employing the appropriate gold fire assaying techniques, including a metallic sieve method as required. Analysis was conducted by Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

This press release was prepared by Jack Stoch and Charles E. Page in their capacity as Qualified Persons (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca